Mail Stop 4561

September 7, 2007

Jian Huai Lin
President and Chief Executive Officer
China Public Security Technology, Inc.
Unit D, Block 2, Tian An Cyber Park, Chegongmiao
Shenzhen, Guangdong, 518040
People's Republic of China

> **Re: China Public Security Technology, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed August 10, 2007**
> **File No. 333-142303**

Dear Mr. Lin:

We have reviewed your amended filing and your responses and have the following additional comments.

General

1. Please update the financial statements and related disclosures pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

Certain Relationships and Transactions and Corporate Governance, page 53

2. Please refer to prior comment 3 or our letter dated May 21, 2007. We note the revisions to that section advising that you terminated the Turnkey Agreement and instituted in its place the Master Services Agreement. Please provide a clear explanation in this section of how the outstanding amounts owed to China Public Security under the Turnkey Agreement were affected by the termination of that agreement. We note the disclosure in the termination notice that "the rights, liabilities and obligations of the parties arising under the Turnkey Agreement prior to the Termination Date, including, but not limited to the obligation of iASPEC and PST to make payments under the Turnkey Agreement, will survive after the Termination Date to the extent provided for in the MSA." We further note from Note 5 to the Form 10-QSB for the period ended June 30, 2007 that the amount currently due to China Public Security from iASPEC has increased to approximately $5.4 million. In revising this section, please specify the amount due to China Public Security from iASPEC as of the most recent practicable date

and disclose the specific payment arrangements demonstrating how this amount is to be paid under the MSA.

3. Regarding the proposed additional risk factor disclosure, please also specify in the risk factor that reads in part "If iASPEC or its shareholders violate our contractual arrangement with it…" the amount due to China Public Security from iASPEC as of the most recent practicable date.

Signatures

4. We reissue prior comment 4 of our letter dated May 21, 2007. We note your response but were unable to locate any change to the document identifying the principal accounting officer. Consistent with your response, please revise to identify Mr. Ho as the principal accounting officer and principal financial officer.

Legality Opinion

5. Please ensure that you update the legality opinion as of a date immediately prior to or near the date of effectiveness.

Please direct any questions or concerns to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence to the undersigned at (202)-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 202-508-4321
        Joseph R. Tiano, Jr., Esq.
        Thelen Reid Brown Raysman & Steiner LLP